FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

ComputerWeekly.com: Users Dismayed by Oracle Bid for PeopleSoft
June 13, 2003

Friday 13 June 2003

Users dismayed by Oracle bid for PeopleSoft

Oracle’s attempt to take over rival applications maker PeopleSoft — which culminated in PeopleSoft rejecting the bid yesterday — has created confusion and doubt among users of PeopleSoft and JD Edwards products this week.

That was the overriding message from JD Edwards users at this week’s Quest Global 2003 conference in Denver. JD Edwards is slated for acquisition by PeopleSoft, a deal complicated by Oracle’s bid for PeopleSoft.

A number of JD Edwards users were upbeat about the prospect of a merger with PeopleSoft, which they saw as bringing scale and other benefits to the company. But they were not so keen on the idea of an Oracle takeover.

“I believe it’s Oracle’s motivation to stall the market as long as possible,” said one conference-goer, whose company uses applications from all three companies. He added that if the Oracle merger went ahead, he would reconsider his existing investment in PeopleSoft — even though Oracle chief executive Larry Ellison has promised tools to enable migration from PeopleSoft to the Oracle 11i Business Suite.

“It’s amazing that Larry Ellison is so glib to say they would create native migration tools,” he said. “It never happens that way. Any ERP conversion is a highly costly and complex endeavour, and it would cause us to re-evaluate the marketplace.”

He opposed what he felt wais Oracle’s intention to do a “forced-march switch” that could cost him his investment in PeopleSoft and JD Edwards’ intellectual capital.

“As a customer, I’m shocked by the brazen arrogance Oracle has expressed to the customers of PeopleSoft.”

Oracle said it would continue to offer support for PeopleSoft’s customers and would not force them to migrate to the E-Business Suite, although Oracle would not sell the PeopleSoft lineup to new prospects.

Another visitor to the conference was considering a move to JD Edwards’ ERP Version 8 in the next year, which would be unaffected by a merger with PeopleSoft. But if Oracle purchased, and then eliminated, OneWorld XE functions specific to his industry, he would stick with JD Edwards for as long as possible while looking for some other construction-specific, second-tier ERP product.

Several users at the show said they have yet to fully assess what the struggle means, but could see the potential downside of significant additional costs in converting to another system.

Marc L Songini writes for Computerworld

Additional Information

PeopleSoft intends to commence an exchange offer and to file a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials to be filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.